BRUTUS GROOMING CORP

Accessible plant-powered hair and beard color for men


BRUTUS
HAIR + BEARD COLOR
HOW TO USE:
BRUTUS
PLANT BASED INGREDIENTS
HAIR +
BEARD
COLOR
LOWER IRRITATION
FORMULA

brutusgrooming.com New York, NY

Highlights

1. 2026 Men's Health Grooming Award Winner — Best Hairdye + beard color with 91% DTC margins
2. Sally Beauty PO confirmed (2,400 stores, 90K-unit opening order) + 300 pro supply doors secured
3. $3.5B+ market growing 6.8% annually — lowest cost-per-use in the category at $3.60/application
4. 20-yr beauty vet — launched Kuschelbar ($2M in 6 wks), 100K+ verified reviews, issued patent

Team



Jeff Chastain Founder & CEO SPV Voting Proxy

20+ years in beauty as NYC hairstylist, salon owner & product developer. Launched Kuschelbar ($2M in 6 weeks), 100K+ verified 4.5-star reviews. Featured in NYT & national TV. winner of several beauty and grooming awards.

brutusgrooming.com

Pitch Deck


BRUTUS
Powered by Plants.
Built for Results.
Plant-based hair + beard color formulated with sustainable ingredients — delivering salon-quality results at a price point every man can afford.
2026 Men's Health Grooming Award Winner!

Memo

The Problem

Men's hair color is a $3.5B+ global market growing at 6.8% annually, with 18M+ men in North America actively coloring their hair. Yet the category has been dominated by chemical-heavy products loaded with ammonia, PPD, and synthetic fragrances. Existing options are messy, require mixing with chemical developers, and irritate the skin. There's been no clean, , affordable plant-based alternative — until now.

Source #1 and Source #2

The Solution

BRUTUS is an award-winning plant-powered hair and beard color for men. Our water-activated powder formula requires no developer, no mixing, and no harsh chemicals. Just add water, apply, and control your coverage — 10 minutes for light grey blending, 20 minutes for medium, 30+ for full coverage. One SKU covers both hair and beard, and each kit includes up to 5 applications at just $3.60 per use — one of the lowest cost-per-use in the entire category.

Why Now

The men's grooming market is shifting toward clean, sustainable products. Consumers are reading ingredient labels. But no brand has combined a plant-based formula with true category-leading affordability. BRUTUS owns that white space: cleaner ingredients AND the best value. Our 2026 Men's Health Grooming Award validates that positioning.

Traction

We're not just an idea — we have real distribution commitments before launch. Sally Beauty has confirmed a PO for 2,400 stores (90,000-unit opening order). We're already selling sister brands into Cosmoprof and professional barber chains with ~300 doors secured. A national wholesale agency is in place targeting Walmart, Target, and regional chains. We have a 50,000-person email list from our previous brand ready to activate upon receiving inventory.

Unit Economics

COGS: $1.67 per kit. DTC price: $17.99. That's a 91% product margin on DTC and 81% on wholesale. Blended gross margin is ~60%. At scale (25K+ units), COGS drops to ~$1.00, pushing DTC margins to 94%. Beard grey regrows every 10-14 days, creating a built-in recurring purchase cycle of 7-12 kits per year per customer.

The Founder

Jeff Chastain brings 20+ years in the beauty industry as a NYC hairstylist, salon owner, and product developer. He launched the Kuschelbar Hair + Beard Straightener ($2M revenue in 6 weeks), created Parlor (100K+ verified 4.5-star reviews in year one), and holds an issued patent in hair technology. Jeff has already invested his own capital into BRUTUS, allowing the company to launch with DTC. Working behind the chair daily, he saw firsthand how men struggled with grey coverage — a challenge that became personal when he discovered his own allergy to traditional dyes. That insight drove the creation of BRUTUS.

Use of Funds

Use of Funds

This raise will fund inventory and manufacturing, marketing and customer acquisition, sales and distribution expansion, and key hires to support our wholesale-first launch across 3,900+ retail doors.